

October 29, 2013

Via E-mail
Linda K. Zecher
President and Chief Executive Officer
Houghton Mifflin Harcourt Company
222 Berkley Street
Boston, MA 02116

> **Re:** **Houghton Mifflin Harcourt Company**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 25, 2013**
> **File No. 333-190356**

Dear Ms. Zecher:

We have reviewed your responses to the comments in our letter dated October 23, 2013 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Relationships with Selling Stockholders, page 120

1. We note your revised disclosure on page 120 in response to our prior comment 2. For any registered broker-dealer who acquired the securities to be sold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be sold. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.

      You may contact Doug Jones at (202) 551-3309 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

      Sincerely,

      /s/ Loan Lauren P. Nguyen

      Loan Lauren P. Nguyen
      Special Counsel

cc: Via E-mail
      John C. Kennedy, Esq.
      Paul, Weiss, Rifkind, Wharton & Garrison LLP